Mail Stop 3561

November 27, 2007

Mr. Joseph K. Lau
Chairman and President
IWI Holding Limited
Oakmont Centre
1010 Executive Court, #300
Westmont, Illinois 60559

> **Re: IWI Holding Limited**
> **Form 20-F/A for Fiscal Year Ended December 31, 2005**
> **Filed October 18, 2006**
> **File No. 0-25108**

Dear Mr. Lau:

We issued comments to you on the above captioned filings on January 18, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 12, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sondra Snyder at 202-551-3332 if you have any questions.

Sincerely,

William H. Thompson
Branch Chief